EXHIBIT 99.1

For Immediate Release	Date: June 7, 2018
18-24-TR

Teck Named to 2018 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") has been recognized as one of the top companies in Canada for corporate citizenship by media and investment research company Corporate Knights, marking the twelfth consecutive year Teck has been named to the Best 50 Corporate Citizens in Canada ranking.

"Through responsible resource development, Teck produces the materials that are used to enhance the quality of life of people around the world," said Don Lindsay, President and CEO, Teck. "This approach is driven by our employees who are committed to strengthening local communities while protecting the environment today and for future generations."

The Best 50 Corporate Citizens in Canada transparently measures a diverse range of Canadian enterprises on sustainability metrics, including carbon productivity, board diversity, health and safety performance and water use. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit http://www.corporateknights.com/reports/best-50/.

Teck's approach to responsible resource development is guided by a sustainability strategy, which sets out a vision and short- and long-term goals in six areas of focus: Community, Our People, Water, Energy and Climate Change, Air, and Biodiversity. Teck reports annually on its sustainability performance through the company's Sustainability Report, available at http://www.teck.com/responsibility/.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com